UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-12454

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUBY TUESDAY, INC.
150 West Church Avenue
Maryville, TN 37801

Exhibit index appears at page 16. This report contains a total of 17 pages.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Financial Statements
and Supplemental Schedule
December 31, 2013 and 2012
(With Report of Independent Registered Public Accounting Firm Thereon)

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

                         Report of Independent Registered Public Accounting Firm

Participants and Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements as a whole.  The supplemental schedule H, line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Knoxville, Tennessee
June 10, 2014

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments at fair value:
Company stock fund	$1,813,180	$2,291,119
Mutual funds	29,940,756	25,560,801
Common/collective trust	3,750,982	4,069,804
Total investments at fair value	35,504,918	31,921,724
Notes receivable from participants	1,462,535	1,413,133
Employee contributions receivable	7,732	123,976
Net assets available for benefits before
adjustment to contract value	36,975,185	33,458,833

Adjustment to contract value:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(29,770)	(114,698)
Net assets available for benefits	$36,945,415	$33,344,135

See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2013

Additions:
Investment income:
Net appreciation in fair value of investments	$3,370,127
Dividends	1,394,632
Interest income	119,974
Other income-loan interest	59,944
Total investment income	4,944,677
Participant contributions	2,749,953
Total additions	7,694,630
Deductions:

Distributions to participants	(3,940,415)
Administrative expenses	(152,935)
Total deductions	(4,093,350)
Increase in net assets available for benefits	3,601,280
Net assets available for benefits at beginning of year	33,344,135
Net assets available for benefits at end of year	$36,945,415
See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of the Plan

The following description of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a voluntary, defined contribution plan covering all employees of Ruby Tuesday, Inc. (the “Company”), other than union employees, leased employees and highly compensated employees.  Employees are eligible to participate in the Plan after six months of service and age twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The general administration of the Plan is the responsibility of the Plan Committee (the “Committee”) which consists of at least two persons and not more than seven persons appointed by the Company’s Board of Directors.

(b)	Contributions

Participants may contribute up to 50% of their annual pre-tax compensation as defined in the Plan subject to certain limits.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and up to 10% of their annual compensation as after-tax contributions.  Participants age 50 and older may contribute catch-up contributions.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a Company stock fund, twenty six mutual funds and a stable return fund as investment options for participants.  The Company will make matching contributions in an amount equal to a discretionary percentage to be determined by the Company.  Matching contributions shall not be made with respect to a participant’s deferrals that exceed the first six percent of the participant’s annual compensation.  Matching contributions may vary based on classes of participants and on the percentage of a participant’s deferral amount.  No matching contributions are made on either catch-up contributions or after-tax contributions.  Company contributions may be made in cash or in-kind, including shares of Company stock, at the discretion of the Company.  The maximum employee contribution to the Plan for the 2013 Plan year was $17,500.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and a pro rata allocation of the earnings and losses of the investment options, and charged with an allocation of administrative expenses, whether or not pro rata, in accordance with ERISA.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately 100% vested in their own contributions plus any earnings thereon and become 100% vested in the matching Company contributions plus actual earnings thereon after the completion of 3 years of service or, if earlier, in the event of a termination of service due to death, disability, or retirement on or after age 65.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(e)	Payment of Benefits

On termination of service, whether due to death, disability, retirement, or otherwise, the participant or the beneficiary of the participant shall receive a lump-sum payment in cash.  A participant invested in the Company stock fund may request a distribution in kind from that fund.  The participant may withdraw at any time all or a portion of rollover amounts and after-tax contributions and related earnings.  The participant may request a withdrawal of all or a portion of deferral amounts and catch-up contributions if able to demonstrate hardship.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, subject to reduction for certain prior outstanding loan balances, or 50% of their vested account balance at a reasonable rate of interest, currently prime +1%. The loans are secured by one-half of the balance in the participant’s account. Loans outstanding at December 31, 2013 and 2012 had interest rates ranging from 4.25% to 9.50% with maturities for both years through 2022.

(g)	Forfeited Accounts

At December 31, 2013 and 2012, forfeited nonvested accounts totaled $10 and $1,817, respectively.  At December 31, 2013 and 2012, the Plan’s net assets available for benefits included $77,158 and $78,685 of unclaimed checks that have been distributed to participants or former participants of the Plan.  This balance is restricted and may not be used to pay certain administrative expenses or to reduce future employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are presented under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(b)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and the reported changes in such net assets available for benefits during the reported period. Accordingly, actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See note 4 for discussion of fair value measurements.

Net appreciation in the fair value of investments is reflected in the statement of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and unrealized gains and losses on investments held at year end.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2013 and 2012

 recorded on the ex-dividend date.  Acquisitions costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Participant loans

Participant loans are valued at amortized cost.  Amortized cost represents unpaid loan principal plus accrued interest at year end.

(e)	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks, including short-term liquidity risk, associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(f)	Plan Expenses

Administrative expenses of the Plan are paid by the Company to the extent not paid with Plan assets.

(g)	Payment of Benefits

Benefits are recorded when paid.

(h)	Subsequent Events

The Plan has evaluated subsequent events and determined that no disclosure is necessary.

(3)	Investments

The Plan’s investments are held by a trust that is administered by Wells Fargo Bank N.A.

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012 are as follows:

	2013	2012
Investments at fair value as determined by quoted market prices:

Company stock fund:
Ruby Tuesday, Inc. common stock pool	$ *	$ 2,291,119

Mutual funds:
Wells Fargo Advantage Small Cap Value Fund	3,791,480	3,567,064
Wells Fargo Advantage Dow Jones Target 2040	2,939,977	2,578,185
American Capital World Growth and Income Fund	2,725,123	2,157,861
American Funds Fundamental Investors	2,572,661	2,067,772
Wells Fargo Advantage Dow Jones Target 2030	2,398,077	2,087,764

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Pimco Total Return	*	1,888,699

Investments at estimated fair value:
Common/collective trust:
Wells Fargo Stable Return Fund N35	3,750,982	4,069,804

* Less than 5% of plan’s net assets in applicable year

During the year ended December 31, 2013, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held at year end) appreciated in value by $3,370,127 as follows:

Company stock fund	$ (227,435)
Mutual funds	3,546,921
Common/collective trust	50,641
Total	$ 3,370,127

(4)	Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2       Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Company stock fund:  Ruby Tuesday, Inc. common stock is valued on a unitized basis using the closing price reported on the active market.

Mutual funds:  Stated at fair value based on quoted market prices on the last business day of the plan year.

Common/collective trust:  Valued in accordance with ASC 946, Financial Services – Investment Companies, which states that investment contracts held in a defined-contribution plan are required to be reported at fair value.  Fair value for these investments is reported at the net asset value by the underlying funds. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value.

The methods described above may produce a fair calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Fair Value Measurements at December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments:
Stable value funds	$ −	$ 3,750,982	$ −	$ 3,750,982
Ruby Tuesday, Inc. common stock	1,813,180	−	−	1,813,180
Large cap funds	6,258,501	−	−	6,258,501
Mid cap funds	3,216,720	−	−	3,216,720
Small cap funds	4,370,435	−	−	4,370,435
Target date funds	8,126,596	−	−	8,126,596
International equity	4,865,924	−	−	4,865,924
International fixed income bond funds	222,361	−	−	222,361
Fixed income bond funds	2,880,219	−	−	2,880,219
Total investments	$ 31,753,936	$ 3,750,982	$ −	$ 35,504,918

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2013 and 2012

	Fair Value Measurements at December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments:
Stable value funds	$ −	$ 4,069,804	$ −	$ 4,069,804
Ruby Tuesday, Inc. common stock	2,291,119	−	−	2,291,119
Large cap funds	4,803,360	−	−	4,803,360
Mid cap funds	2,172,046	−	−	2,172,046
Small cap funds	3,925,128	−	−	3,925,128
Target date funds	7,367,639	−	−	7,367,639
International equity	3,823,680	−	−	3,823,680
International fixed income bond funds	214,587	−	−	214,587
Fixed income bond funds	3,254,361	−	−	3,254,361
Total investments	$ 27,851,920	$ 4,069,804	$ −	$ 31,921,724

The Plan has $3,750,982 and $4,069,804 of investments in alternative investment funds as of December 31, 2013 and 2012, respectively, which are reported at fair value.  The Plan has concluded that the net asset value reported by the underlying funds approximates the fair value of the investment.  These investments are redeemable with the underlying funds at net asset value under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds.  However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements.  Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interests in the funds.  Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable.  When transactions occur in this limited secondary market, they may occur at discounts to the reported net asset value.  Therefore, if the redemption rights in the funds were restricted or eliminated and the Plan were to sell these investments in the secondary market, it is reasonably possible that a buyer in the secondary market may require a discount to the reported net asset value, and the discount could be significant.

There were no transfers within the fair value hierarchy in 2013 or 2012.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Plan may be terminated at any time by the Company’s Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries in due course. Each participant would become 100% vested in their employer contributions on the date of termination.

(6)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since receiving the determination letter, a timely

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2013 and 2012

filed application for an updated determination is pending before the Internal Revenue Service.  The Committee believes that the Plan is currently designed and being operated, in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan.  The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Committee believes the Plan is no longer subject to income tax examinations for years prior to 2008.

(7)	Transactions with Parties In Interest

The Company stock fund invests in Company stock.  At December 31, 2013 and 2012, this fund held 252,722 and 281,588 shares of Company stock, respectively, with market values of $1,775,022 or $7.02 per share and $2,240,517 or $7.96 per share, respectively.  The Company stock fund also held $38,158 and $50,602 in the Wells Fargo Advantage Money Market Fund as of December 31, 2013 and 2012, respectively.

Certain Plan investments are shares of mutual funds, a common/collective trust, and a money market fund managed by Wells Fargo Bank, N.A.  Wells Fargo Bank, N.A. is the trustee as defined by the Plan, and therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $112,635 for the year ended December 31, 2013.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the accompanying financial statements	$ 36,945,415	$ 33,344,135
Adjustment from fair value to contract value for fully
benefit - responsive investments contracts	29,770	114,698
Net assets available for benefits per Form 5500	$ 36,975,185	$ 33,458,833

The following is a reconciliation of investment income per the accompanying financial statements to Form 5500:

Total investment income per the accompanying financial statements	$4,944,677
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(84,928)
Total investment income per Form 5500	$4,859,749

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H, line 4i
EIN: 63-0475239
Plan Number 001
December 31, 2013
Identity of Issuer, Borrower,			Current
Lessor or Similar Party	Description of investment	Cost	Value
Investments:
Company Stock Fund: **
Ruby Tuesday, Inc. common stock pool*	252,722 units of common stock	$2,217,742	$1,813,180
Mutual Funds:
Wells Fargo Advantage Small Cap Value Fund*	113,077 shares of mutual fund	3,518,265	3,791,480
Wells Fargo Advantage Dow Jones Target 2040*	155,062 shares of mutual fund	2,104,576	2,939,977
American Capital World Growth and Income Fund	60,250 shares of mutual fund	1,721,612	2,725,123
American Funds Fundamental Investors	49,589 shares of mutual fund	1,947,627	2,572,661
Wells Fargo Advantage Dow Jones Target 2030*	145,074 shares of mutual fund	1,875,178	2,398,077
Dodge & Cox International Stock Fund	40,520 shares of mutual fund	1,418,836	1,743,974
Pimco Total Return	159,915 shares of mutual fund	1,757,510	1,709,490
Wells Fargo Advantage Index Fund*	27,485 shares of mutual fund	1,246,220	1,635,095
Ridgeworth Mid Cap Value Equity Fund	108,092 shares of mutual fund	1,231,920	1,473,292
Prudential Jennison Mid Cap/ Growth Fund	35,263 shares of mutual fund	1,043,733	1,369,624
American Growth Fund of America Class	30,959 shares of mutual fund	914,049	1,322,568
Wells Fargo Advantage Total Return Bond Fund*	95,336 shares of mutual fund	1,238,932	1,170,729
Wells Fargo Advantage Dow Jones Target 2010*	79,069 shares of mutual fund	1,047,059	1,040,549
Wells Fargo Advantage Dow Jones Target 2050*	82,290 shares of mutual fund	741,155	886,264
MFS Value Fund Class R3	21,993 shares of mutual fund	512,990	728,177
Wells Fargo Advantage Emer Growth Fund*	33,719 shares of mutual fund	445,360	578,955
Wells Fargo Advantage Dow Jones Target 2020*	32,751 shares of mutual fund	426,138	492,902
Oppenheimer Developing Market Fund	10,437 shares of mutual fund	358,402	396,827
Vanguard Extend Market Index	6,933 shares of mutual fund	310,138	373,804
Templeton Global Bond Fund	16,922 shares of mutual fund	224,680	222,361
Wells Fargo Advantage Dow Jones Target Today*	7,995 shares of mutual fund	87,219	86,670
Wells Fargo Advantage Dow Jones Target 2025*	7,196 shares of mutual fund	71,637	74,842
Wells Fargo Advantage Dow Jones Target 2045*	6,446 shares of mutual fund	67,696	73,100
Wells Fargo Advantage Dow Jones Target 2035*	5,512 shares of mutual fund	58,046	59,971
Wells Fargo Advantage Dow Jones Target 2015*	4,304 shares of mutual fund	43,408	44,328
Wells Fargo Advantage DJ 2055 Admin*	2,405 shares of mutual fund	26,687	29,916
Total Mutual Funds		24,439,073	29,940,756
Common/collective trust:
Wells Fargo Stable Return Fund N35*	77,420 shares of common/collective	3,613,921	3,750,982
	trust fund

Participant Loans	Interest rates ranging from 4.25% to 9.50%	-	1,462,535
Total Assets		$30,270,736	36,967,453
* Represents a party-in-interest

** Includes Wells Fargo Advantage Money Market balance of $38,158.

See accompanying independent registered public accounting firm’s report.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Date: 6/10/14	/s/ Michael O. Moore
Michael O. Moore
Chair, Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan

Exhibit Index

Exhibit Number	Description	Page Number
23.1	Consent of KPMG LLP, Independent Registered	17
	Public Accounting Firm, dated June 10, 2014

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ruby Tuesday, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 033-20585 and 333-03153) on Form S-8 of Ruby Tuesday, Inc. of our report dated June 10, 2014 with respect to the statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Ruby Tuesday, Inc. Salary Deferral Plan.

/s/ KPMG LLP

Knoxville, Tennessee

June 10, 2014